SAVE BLACKLINE

BlackLine's Board has reportedly rejected a premium acquisition offer from SAP.

Considering the Company's prolonged underperformance and inability to generate stockholder value as an independent public company, the Board's apparent inaction and outright rejection of a credible acquisition proposal without further engagement are a clear dereliction of its fiduciary duty.

Compounding these failures, BlackLine's stated intention to reduce the size of the Board at the upcoming Annual Meeting appears to be an entrenchment maneuver designed to reduce accountability and limit stockholders' ability to elect new, independent directors.

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The Company has been unable to generate sustainable value in the public markets, as evidenced by its drastic underperformance versus relevant software indices over all relevant time periods:

Total Stockholder Return Over [1]	1-Year	3-Years	5-Years
BlackLine	(8%)	0%	(47%)
IGV Software Index	26%	122%	77%
S&P Software & Services Select Industry Index	22%	86%	61%
BlackLine relative to IGV SW Index	(35%)	(122%)	(124%)
BlackLine relative to S&P SW & Services Index	(31%)	(86%)	(108%)

[1] FactSet as of 10/24/2025, one trading day prior to the most recent acquisition rumors.

LOOKING AHEAD

As one of the Company's largest stockholders, Engaged Capital continues to believe BlackLine is a highly valuable and strategic asset – but unlocking that value requires objective oversight and real accountability.

That is why Engaged Capital intends to nominate a slate of highly qualified director candidates to BlackLine's Board at the next Annual Meeting who are committed to representing stockholders' best interests.

If the Board remains unwilling to fulfill its fiduciary responsibility, we believe a proxy contest may be the only viable path to correcting these governance failures and maximizing value for all stockholders.

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INVESTOR CONTACT

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Longacre Square Partners
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TIMELINE OF KEY EVENTS

We believe BlackLine's apparent refusal to engage with SAP, combined with its lack of disclosure regarding the Strategic Committee's mandate and process, raise serious questions about the Board's oversight of potential strategic opportunities.

June 18, 2025

According to news reports, SAP submits a formal, non-public offer to acquire BlackLine for $66 per share. The Board rejected the bid.

October 27, 2025

SAP considers reopening negotiations with BlackLine, according to a news report (published on October 27 and updated on October 28).

October 30, 2025

Engaged Capital issues a public letter to BlackLine's Board calling on it to capitalize on reportedly renewed acquisition interest from SAP and immediately launch a strategic alternatives process.

November 6, 2025

According to a news report, additional investors, including Ananym Capital Management, Tensile Capital Management and Sheffield Asset Management, are also pushing BlackLine to explore a potential sale following reported takeover interest by SAP.

November 10, 2025

Citizens discloses in an analyst report that BlackLine Chairman and CEO Owen Ryan commented at an investor lunch held in New York City on November 12, 2025 that the Strategic Committee "was first formed about four years ago."

November 24, 2025

Engaged Capital discloses that it submitted a demand, pursuant to Section 220 of the Delaware General Corporation Law, to BlackLine to inspect books and records relating to the Board's handling of acquisition offers as well as the formation and activities of the Strategic Committee.

November 25, 2025

BlackLine releases a three-sentence statement that completely omits any information about the reported offer from SAP, a potential strategic alternatives process or the Board's Strategic Committee.

January 13, 2026

Engaged Capital announces its intention to nominate a slate of new, highly qualified director candidates for election to BlackLine's Board at the 2026 Annual Meeting.

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MEDIA CONTACT

Longacre Square Partners
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DIRECTOR CANDIDATES

Engaged Capital intends to nominate a slate of highly qualified director candidates to BlackLine's Board in connection with the 2026 Annual Meeting.

We believe these nominees bring the necessary alignment with investors' interests, corporate governance knowledge and M&A expertise to objectively evaluate the Company's strategic alternatives and maximize value for stockholders.



Storm Duncan

Mr. Duncan brings three decades of technology industry experience, including significant M&A expertise and operating experience as a technology company CEO.

- Mr. Duncan currently serves as Founder and CEO of Ignatious, a leading technology-focused M&A advisory firm specializing in artificial intelligence, software and fintech.
- Prior to founding Ignatious, Mr. Duncan was Global Head of Technology M&A and Managing Director at Jefferies. Mr. Duncan also previously served as Managing Director, Global Head of Technology M&A and Senior Advisor at Credit Suisse Group AG.
- Throughout his career, Mr. Duncan has advised on landmark M&A transactions across the software and internet sectors, including serving as a strategic advisor to Google on its acquisitions of DoubleClick and YouTube, the highest-returning acquisition in its history, and the sale of Sun (including MySQL and Java) to Oracle (NYSE: ORCL), among others.
- Mr. Duncan has also served as CEO of multiple technology companies where he led technology development and operational efforts, and a board member, investor and/or strategic advisor to several technology companies, including Sundrop (sold to Mercury), Automatic, Anthropic, Blockstream, Dataminr and Guideline (sold to Gusto).



Christopher Hallenbeck

Mr. Hallenbeck brings more than 25 years of experience as an operator at leading software companies, including SAP SE, Google Cloud, McKinsey & Company and Boomi.

- Mr. Hallenbeck currently serves as SVP and General Manager of AI & Platform at Boomi, where he leads the company's platform and AI strategy and go-to-market execution.
- He previously served as a Principal at McKinsey & Company, where he advised C-suite technology leaders on enterprise software strategy, AI adoption and operating model transformation.
- Earlier in his career, Mr. Hallenbeck led go-to-market strategy and solution architecture at Google Cloud.
- He was also a member of SAP SE's (NYSE: SAP) executive leadership team, serving as SVP of Platform, where he was responsible for product strategy, product management and go-to-market strategy for the $2.4 billion Platform division, including HANA, AI/ML and data management.



Christopher L. Young

Mr. Young brings significant experience as a strategic advisor to public company boards and institutional investors, with deep expertise in complex M&A, corporate governance and shareholder engagement.

- Most recently, Mr. Young served as Managing Director and the first Global Head of Contested Situations at Jefferies, where he advised public company boards across sectors on contested situations, including shareholder activism defense and complex M&A matters.
- Prior to Jefferies, Mr. Young served as Managing Director and the first Global Head of Contested Situations at Credit Suisse Group AG, where he advised public company boards globally on complex situations.
- Earlier in his career, Mr. Young founded and led the Special Situations Research Team at Institutional Shareholder Services (ISS), where he advised institutional investor clients on special situations and governance matters across industry sectors.
- Mr. Young was previously an investment banker at Bear Stearns covering the technology sector, an M&A lawyer at Sullivan & Cromwell and a futures and options trader at Sumitomo Bank.
- Mr. Young is a CFA charterholder and a member of the New York State Bar Association.



Christopher B. Hetrick, CFA

Mr. Hetrick brings significant expertise in corporate strategy, capital allocation and investor communications as well as a significant stockholder's perspective.

- Mr. Hetrick has served as Director of Research at Engaged Capital since co-founding the firm in 2012, where he is responsible for managing the research team and investment process from idea generation through catalyzing portfolio company changes.
- Prior to Engaged Capital, Mr. Hetrick spent more than 10 years with Relational Investors, where he was the firm's senior consumer analyst overseeing more than $1 billion in consumer sector investments.
- From 2017 to 2024, Mr. Hetrick was a member of the Board of Directors of Upbound Group, Inc. (NASDAQ: UPBD), formerly Rent-A-Center, Inc., an industry-leading omni-channel lease-to-own provider where he served as Chair of the Compensation Committee and as a member of the Nominating and Governance Committee and the Audit Committee.
- Mr. Hetrick is a CFA charterholder.

INVESTOR CONTACT

Engaged Capital
info@engagedcapital.com

MEDIA CONTACT

Longacre Square Partners
engagedcapital@longacresquare.com

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RESOURCES

BlackLine stakeholders can find key materials and news reports below.

Press Releases

Engaged Capital Announces Intention to Nominate Highly Qualified Director Candidates to BlackLine, Inc.'s Board
1.13.26 ENGAGED CAPITAL

Engaged Capital Sends 220 Demand Letter to BlackLine, Inc.
11.24.25 ENGAGED CAPITAL

Engaged Capital Calls on BlackLine, Inc. to Announce Exploration of Strategic Alternatives
10.30.25 ENGAGED CAPITAL

Media Coverage

Activist Engaged ready to run proxy fight at BlackLine, sources say
1.12.26 REUTERS

More BlackLine Investors Push Software Company to Explore Sale
11.6.25 BLOOMBERG

Germany's SAP mulls new bid for software firm BlackLine, source says
10.28.25 REUTERS

INVESTOR CONTACT

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CONTACT

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MEDIA CONTACT

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DISCLAIMER

Disclaimer

The views expressed on this website represent the opinions of Engaged Capital, LLC and certain of its affiliates (collectively, "Engaged"), which beneficially own shares of BlackLine, Inc. (the "Company"), and are based on publicly available information with respect to the Company. Engaged recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Engaged's conclusions. Engaged reserves the right to change any of the opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Engaged disclaims any obligation to update the information or opinions contained on this website.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports. Engaged shall not be responsible nor have any liability for any misinformation contained in any third-party SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Engaged herein are based on assumptions that Engaged believes to be reasonable as of the date of the materials on this website, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. Engaged currently beneficially owns shares of the Company. It is possible that there will be developments in the future that cause Engaged from time to time to buy shares of the Company (in open market or privately negotiated transactions or otherwise), sell all or a portion of its holdings of the Company in open market transactions or otherwise (including via short sales), or trade in options, puts, calls or other derivative instruments relating to the shares of the Company.

Although Engaged believes the statements made in this website are substantially accurate in all material respects and does not omit to state material facts necessary to make those statements not misleading, Engaged makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company and any other companies mentioned, and Engaged expressly disclaims any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, stockholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

This website may contain links to articles and/or videos (collectively, "Media'). The views and opinions expressed in such Media are those of the author(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinion of Engaged.

This website is intended to express Engaged's views and inform stockholders so that they may make an informed decision regarding the anticipated proxy solicitation, as explained in greater detail below.

Cautionary Statement Regarding Forward-Looking Statements

The materials on this website may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Engaged. Although Engaged believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Engaged will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Engaged Capital, LLC ("Engaged Capital"), together with the other participants named herein, intends to file a preliminary proxy statement and accompanying **BLUE** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly qualified director nominees at the 2026 annual meeting of stockholders of BlackLine, Inc., a Delaware corporation (the "Company").

ENGAGED CAPITAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Engaged Capital Flagship Master Fund, LP ("Engaged Capital Flagship Master"), Engaged Capital, Engaged Capital Holdings, LLC ("Engaged Holdings"), Glenn W. Welling, Storm Duncan, Christopher Hallenbeck, Christopher L. Young and Christopher B. Hetrick.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owns 1,083,619 shares of Common Stock, $0.01 par value per share (the "Common Stock"), of the Company. Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, may be deemed to beneficially own the 1,083,619 shares of Common Stock owned by Engaged Capital Flagship Master. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 1,083,619 shares of Common Stock owned by Engaged Capital Flagship Master. Mr. Welling, as the Founder and Chief Investment Officer of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 1,083,619 shares of Common Stock owned by Engaged Capital Flagship Master. As of the date hereof, Messrs. Duncan, Hallenbeck, Young and Hetrick do not beneficially own any shares of Common Stock.

INVESTOR CONTACT

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BLACKLINE SPEICHERN

Berichten zufolge hat der Vorstand von BlackLine ein Premium-Akquisitionsangebot von SAP abgelehnt.

Angesichts der anhaltenden Leistungsschwäche des Unternehmens und der Unfähigkeit, als unabhängige Aktiengesellschaft Aktionärswerte zu generieren, stellen die offensichtliche Untätigkeit und die völlige Ablehnung eines glaubwürdigen Akquisitionsvorschlags ohne weiteres Engagement eine klare Verletzung seiner Treuhandpflicht dar.

Diese Misserfolge werden noch dadurch verschärft, dass BlackLines erklärte Absicht, den Vorstand auf der bevorstehenden Hauptversammlung zu verkleinern, ein Verankerungsmanöver zu sein scheint, das darauf abzielt, die Rechenschaftspflicht zu verringern und die Fähigkeit der Aktionäre einzuschränken, neue, unabhängige Direktoren zu wählen.

LESEN SIE UNSERE NEUESTE ANKÜNDIGUNG

Das Unternehmen war nicht in der Lage, auf den öffentlichen Märkten nachhaltige Werte zu generieren, wie die drastische Unterperformance gegenüber den relevanten Softwareindizes über alle relevanten Zeiträume zeigt:

Gesamtrendite der Aktionäre [1]	1 Jahr	3 Jahre	5 Jahre
Schwarze Linie	(8%)	0%	(47%)
IGV-Softwareindex	26%	122%	77%
S&P Software & Services Select Branchenindex	22%	86%	61%
BlackLine relativ zum IGV SW-Index	(35%)	(12%)	(124%)
BackLine im Vergleich zum S & P SW & Services Index	(31%)	(86%)	(108%)

[1] FactSet Stand24.10.2025, einen Handelstag vor den jüngsten Akquisitionsgerüchten.

VORAUSSCHAUEND

Als einer der größten Aktionäre des Unternehmens ist Engaged Capital weiterhin der Ansicht, dass BlackLine ein äußerst wertvolles und strategisches Kapital ist. Um diesen Wert zu erschließen, sind jedoch objektive Aufsicht und echte Rechenschaftspflicht erforderlich.

Aus diesem Grund beabsichtigt Engaged Capital, auf der nächsten Hauptversammlung eine Reihe hochqualifizierter Direktorenkandidaten für den Vorstand von BlackLine zu nominieren, die sich dafür einsetzen, die Interessen der Aktionäre zu vertreten.

Wenn der Vorstand weiterhin nicht bereit ist, seiner treuhänderischen Verantwortung nachzukommen, sind wir der Ansicht, dass ein Stimmrechtsstreit der einzig gangbare Weg sein könnte, um diese Versäumnisse der Unternehmensführung zu korrigieren und den Wert für alle Aktionäre zu maximieren.

UNSERE NOMINIERTEN

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ZEITLEISTE DER WICHTIGSTEN EREIGNISSE

Wir glauben, dass die Weigerung von BlackLine, mit SAP zusammenzuarbeiten, in Kombination mit der mangelnden Offenlegung des Mandats und des Prozesses des Strategieausschusses ernsthafte Fragen zur Überwachung potenzieller strategischer Chancen durch den Vorstand aufwerfen.

18. Juni 2025

Laut Nachrichtenberichte, unterbreitet SAP ein formelles, nicht öffentliches Angebot zur Übernahme von BlackLine für 66 USD pro Aktie. Der Vorstand lehnte das Angebot ab.

27. Oktober 2025

SAP erwägt laut einer Nachrichtenbericht (veröffentlicht am 27. Oktober und aktualisiert am 28. Oktober).

30. Oktober 2025

Engaged Capital emittiert eine öffentlicher Brief an den Vorstand von BlackLine mit der Aufforderung, von den Berichten zufolge erneuten Akquisitionsinteressen der SAP SE zu profitieren und unverzüglich einen strategischen Alternativprozess einzuleiten.

6. November 2025

Laut einem news report, drängen weitere Investoren, darunter Ananym Capital Management, Tensile Capital Management und Sheffield Asset Management, BlackLine, also dazu, nach einem gemeldeten Übernahmeinteresse durch SAP einen möglichen Verkauf zu prüfen.

10. November 2025

Citizens gibt in einem Analystenbericht bekannt, dass der Vorsitzende und CEO von BlackLine, Owen Ryan, bei einem Investorenessen am 12. November 2025 in New York City kommentierte, dass das Strategic Committee „vor etwa vier Jahren gegründet wurde".

24. November 2025

Engaged Capital gibt bekannt, dass es eingereicht hat eine Nachfrage, gemäß Abschnitt 220 des Delaware General Corporation Law, an BlackLine, um Einsicht in Bücher und Aufzeichnungen zu nehmen, die sich auf die Bearbeitung von Akquisitionsangeboten durch den Vorstand sowie auf die Bildung und Tätigkeit des Strategieausschusses beziehen.

25. November 2025

BlackLine veröffentlicht eine Erklärung mit drei Sätzen in dem alle Informationen über das gemeldete Angebot von SAP, ein potenzielles strategisches Alternativverfahren oder den Strategieausschuss des Verwaltungsrats vollständig ausgelassen werden.

13. Januar 2026

Engagiertes Kapital kündigt seine Absicht an um eine Reihe neuer, hochqualifizierter Direktorenkandidaten für die Wahl in den Vorstand von BlackLine auf der Hauptversammlung 2026 zu nominieren.

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KANDIDATEN FÜR DIREKTOREN

Engaged Capital beabsichtigt, im Zusammenhang mit der Hauptversammlung 2026 eine Reihe hochqualifizierter Direktorenkandidaten für den Vorstand von BlackLine zu nominieren.

Diese Nominierten bringen die Interessen der Anleger, ihr Wissen über Unternehmensführung und M&A-Expertise mit, um die strategischen Alternativen des Unternehmens objektiv zu bewerten und den Wert für die Aktionäre zu maximieren.



Storm Duncan

Herr Duncan verfügt über drei Jahrzehnte Erfahrung in der Technologiebranche, darunter umfangreiche M&A-Expertise und Betriebserfahrung als CEO eines Technologieunternehmens.

- Herr Duncan ist derzeit Gründer und CEO von Ignatious, einem führenden technologieorientierten M&A-Beratungsunternehmen, das sich auf künstliche Intelligenz, Software und Fintech spezialisiert hat.
- Vor der Gründung von Ignatious war Herr Duncan Global Head of Technology M&A und Geschäftsführer bei Jefferies. Herr Duncan war zuvor auch als Geschäftsführer, globaler Leiter für Fusionen und Übernahmen im Technologiebereich und als Senior Advisor bei der Credit Suisse Group AG tätig.
- Im Laufe seiner Karriere hat Herr Duncan bei wegweisenden M&A-Transaktionen im Software- und Internetsektor beraten, unter anderem als strategischer Berater von Google bei den Akquisitionen von DoubleClick und YouTube, der Akquisition mit der höchsten Rendite in der Geschichte des Unternehmens, und beim Verkauf von Sun (einschließlich MySQL und Java) an Oracle (NYSE: ORCL).
- Herr Duncan war auch als CEO mehrerer Technologieunternehmen tätig, wo er die Technologieentwicklung und die betrieblichen Aktivitäten leitete. Außerdem war er Vorstandsmitglied, Investor und/oder strategischer Berater mehrerer Technologieunternehmen, darunter Sundrop (an Mercury verkauft), Automatic, Anthropic, Blockstream, Dataminr und Guideline (an Gusto verkauft).



Christopher Hallenbeck

Herr Hallenbeck verfügt über mehr als 25 Jahre Erfahrung als Betreiber bei führenden Softwareunternehmen, darunter SAP SE, Google Cloud, McKinsey & Company und Boomi.

- Herr Hallenbeck ist derzeit als SVP und General Manager of AI & Platform bei Boomi tätig, wo er die Plattform- und KI-Strategie des Unternehmens sowie die Umsetzung der Markteinführung leitet.
- Zuvor war er als Principal bei McKinsey & Company tätig, wo er Technologieführer der obersten Führungsebene in den Bereichen Unternehmenssoftware, Einführung von KI und Transformation des Betriebsmodells beriet.
- Zu Beginn seiner Karriere leitete Herr Hallenbeck zuvor die Markteinführungsstrategie und Lösungsarchitektur bei Google Cloud.
- Er war auch Mitglied des Führungsteams der SAP SE (NYSE: SAP) und war als SVP of Platform tätig, wo er für Produktstrategie, Produktmanagement und Markteinführungsstrategie für die 2,4 Milliarden Dollar schwere Plattformabteilung verantwortlich war.



Christopher L. Young

Herr Young verfügt über umfangreiche Erfahrung als strategischer Berater von Aufsichtsräten von Aktiengesellschaften und institutionellen Anlegern und verfügt über fundierte Fachkenntnisse in den Bereichen komplexe Fusionen und Übernahmen, Unternehmensführung und Aktionärseinbindung.

- Zuletzt war Herr Young als Geschäftsführer und erster Global Head of Contested Situations bei Jefferies tätig, wo er Vorstände von Aktiengesellschaften branchenübergreifend in umstrittenen Situationen beriet, einschließlich der Verteidigung von Aktionärsaktivismus und komplexen M&A-Angelegenheiten.
- Vor seiner Tätigkeit bei Jefferies war Herr Young als Geschäftsführer und erster Global Head of Contested Situations bei der Credit Suisse Group AG tätig, wo er Verwaltungsräte von Aktiengesellschaften weltweit in komplexen Situationen beriet.
- Zu Beginn seiner Karriere gründete und leitete Herr Young das Special Situations Research Team bei Institutional Shareholder Services (ISS), wo er institutionelle Anlegerkunden in Sondersituationen und Governance-Fragen in verschiedenen Branchen beriet.
- Herr Young war zuvor als Investmentbanker bei Bear Stearns für den Technologiesektor tätig, als M&A-Anwalt bei Sullivan & Cromwell und als Futures- und Optionshändler bei der Sumitomo Bank.
- Herr Young ist CFA-Charterholder und Mitglied der New York State Bar Association.



Christopher B. Hetrick, CFA

Herr Hetrick verfügt über umfangreiche Fachkenntnisse in den Bereichen Unternehmensstrategie, Kapitalallokation und Investorenkommunikation sowie eine bedeutende Aktionärsperspektive.

- Herr Hetrick ist seit der Mitbegründung des Unternehmens im Jahr 2012 als Director of Research bei Engaged Capital tätig. Dort ist er für die Leitung des Research-Teams und des Anlageprozesses von der Ideengenerierung bis hin zur Katalyse von Veränderungen in Portfoliounternehmen verantwortlich
- Vor seiner Tätigkeit bei Engaged Capital war Herr Hetrick mehr als 10 Jahre bei Relational Investors tätig, wo er als leitender Verbraucheranalyst des Unternehmens Investitionen im Verbrauchersektor in Höhe von mehr als 1 Milliarde US-Dollar beaufsichtigte
- Von 2017 bis 2024 war Herr Hetrick Mitglied des Verwaltungsrats von Upbound Group, Inc. (NASDAQ: UPBD), ehemals Rent-A-Center, Inc., einem branchenführenden Omni-Channel-Lease-to-Own-Anbieter, wo er als Vorsitzender des Vergütungsausschusses sowie als Mitglied des Nominating and Governance Committee und des Prüfungsausschusses tätig war.
- Herr Hetrick ist CFA-Charterholder.

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RESSOURCEN

BlackLine-Stakeholder finden unten wichtige Materialien und Nachrichtenberichte.

Pressemitteilungen

Engaged Capital kündigt Absicht an, hochqualifizierte Direktorenkandidaten für den Vorstand von BlackLine, Inc. zu nominieren
1.13.26 ENGAGED CAPITAL

Engaged Capital sendet 220 Forderungsschreiben an BlackLine, Inc.
11.24.25 ENGAGIERTES KAPITAL

Engaged Capital fordert BlackLine, Inc. auf, die Erkundung strategischer Alternativen anzukündigen
10.30.25 ENGAGIERTES KAPITAL

Berichterstattung in den Medien

Laut Quellen ist Engaged bereit, einen Stellvertreterkampf bei BlackLine zu führen
1.12.26 REUTERS

Immer mehr BlackLine-Investoren drängen Softwareunternehmen, den Verkauf in Betracht zu ziehen
11.6.25 BLOOMBERG

Laut Quelle erwägt das deutsche Unternehmen SAP ein neues Angebot für das Softwareunternehmen BlackLine
10.28.25 REUTERS

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KONTAKT

Kontaktieren Sie uns unter Verwendung der folgenden Informationen.

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HAFTUNGSAUSSCHLUSS

Haftungsausschluss

Die auf dieser Website geäußerten Ansichten geben die Meinung von Engaged Capital, LLC und einigen seiner verbundenen Unternehmen (zusammen „Engaged") wieder, die in vorteilhafter Weise Aktien von BlackLine, Inc. (das ‚Unternehmen") besitzen, und basieren auf öffentlich zugänglichen Informationen über das Unternehmen. Engaged ist sich bewusst, dass das Unternehmen möglicherweise vertrauliche Informationen besitzt, die dazu führen könnten, dass das Unternehmen oder andere den Schlussfolgerungen von Engaged nicht zustimmen. Engaged behält sich das Recht vor, die hier zum Ausdruck gebrachten Meinungen jederzeit zu ändern, wenn es diesfür angemessen hält, und lehnt jegliche Verpflichtung ab, den Markt oder eine andere Partei über solche Änderungen zu informieren. Engaged lehnt jegliche Verpflichtung ab, die auf dieser Website enthaltenen Informationen oder Meinungen zu aktualisieren.

Bestimmte hier abgegebene Finanzprognosen und Aussagen wurden aus Unterlagen abgeleitet, die bei der Securities and Exchange Commission (die „SEC") oder anderen Aufsichtsbehörden eingereicht wurden, sowie aus anderen Berichten Dritter. Engaged ist nicht verantwortlich und übernimmt keine Haftung für Fehlinformationen, die in SEC- oder anderen behördlichenUnterlagen oder Berichten Dritter enthalten sind. Es gibt keine Zusicherung oder Garantie in Bezug auf die Preise, zu denen Wertpapiere des Unternehmens gehandelt werden, und solche Wertpapiere werden möglicherweise nicht zu Preisen gehandelt, die in diesem Dokument impliziert werden könnten. Die Schätzungen, Prognosen und potenziellen Auswirkungen der von Engaged auf dieser Website identifizierten Chancen basieren auf Annahmen, die Engaged zum Zeitpunkt der Veröffentlichung der Materialien auf dieser Website für angemessen hält. Es kann jedoch nicht garantiert oder garantiert werden, dass die tatsächlichen Ergebnisse oder Leistungen des Unternehmens nicht abweichen werden, und solche Unterschiede können erheblich sein.

Die Materialien auf dieser Website werden lediglich zur Information bereitgestellt und sind weder als Angebot zum Verkauf noch als Aufforderung zur Abgabe eines Angebots zum Kauf von Wertpapieren gedacht und sollten auch nicht als solche ausgelegt werden. Diese Materialien empfehlen nicht den Kauf oder Verkauf von Wertpapieren. Engaged besitzt derzeit vorteilhafterweise Aktien des Unternehmens. Es ist möglich, dass es in der Zukunft Entwicklungen geben wird, die Engaged von Zeit zu Zeit dazu veranlassen, Aktien des Unternehmens zu kaufen (im Rahmen von Offenmarkttransaktionen oder privat ausgehandelten Geschäften oder auf andere Weise), seine Anteile am Unternehmen ganz oder teilweise im Rahmen von Offenmarkttransaktionen oder auf andere Weise (einschließlich Leerverkäufe) zu verkaufen oder mit Optionen, Puts, Calls oder anderen derivativen Instrumenten im Zusammenhang mit den Aktien des Unternehmens zu handeln.

Obwohl Engaged der Ansicht ist, dass die auf dieser Website gemachten Aussagen in jeder wesentlichen Hinsicht im Wesentlichen korrekt sind, und es nicht unterlässt, die wesentlichen Fakten anzugeben, die erforderlich sind, um diese Aussagen nicht irreführend zu machen, gibt Engaged keine ausdrückliche oder stillschweigende Zusicherung oder Garantie für die Richtigkeit oder Vollständigkeit dieser Aussagen oder anderer schriftlicher oder mündlicher Mitteilungen, die es in Bezug auf das Unternehmen und alleanderen genannten Unternehmen macht, und Engaged lehnt ausdrücklich jegliche Haftung in Bezug auf diese Aussagen oder Mitteilungen (oder Ungenauigkeiten oder Ungenauigkeiten) ab Missionen darin). Daher sollten Aktionäre und andere Personen ihre eigenen unabhängigen Untersuchungen und Analysen dieser Aussagen und Mitteilungen sowie des Unternehmens und aller anderen Unternehmen durchführen, für die diese Aussagen oder Mitteilungen relevant sein könnten.

Diese Website kann Links zu Artikeln und/oder Videos (zusammen „Medien") enthalten. Die in solchen Medien geäußerten Ansichten und Meinungen sind die der Autoren/Redner, auf die in diesen Medien verwiesen oder zitiertwird, und geben, sofern nicht ausdrücklich anders angegeben, nicht unbedingt die Meinung von Engaged wieder.

Diese Website dient dazu, die Ansichten von Engaged zum Ausdruck zu bringen und die Aktionäre zu informieren, damit sie eine fundierte Entscheidung über die erwartete Aufforderung zur Einreichung eines Stimmrechtsvertreters treffen können, wie unten näher erläutert.

Warnhinweis in Bezug auf zukunftsgerichtete Aussagen

Die Materialien auf dieser Website können zukunftsgerichtete Aussagen enthalten. Alle hier enthaltenen Aussagen, die nicht eindeutig historischer Natur sind oder die unbedingt von zukünftigen Ereignissen abhängen, sind zukunftsgerichtet, und die Wörter „erwarten", „erwarten", „potenziell", „Gelegenheit", „schätzen", „planen" und ähnliche Ausdrücke kennzeichnen im Allgemeinen zukunftsgerichtete Aussagen. Die hier enthaltenen prognostizierten Ergebnisse und Aussagen, bei denen es sich nicht um historische Fakten handelt, basieren auf aktuellen Erwartungen, gelten nur zum Zeitpunkt der Veröffentlichung dieser Informationen und beinhalten Risiken,Ungewissheiten und andere Faktoren, die dazu führen können, dass die tatsächlichen Ergebnisse, Leistungen oder Erfolge erheblich von zukünftigen Ergebnissen, Leistungen oder Erfolgen abweichen, die in solchen prognostizierten Ergebnissen und Aussagen ausdrücklich oder implizit zum Ausdruck gebracht wurden. Annahmen, die sich auf das Vorstehende beziehen, beinhalten Urteile unter anderem in Bezug auf zukünftige Wirtschafts-, Wettbewerbs- und Marktbedingungen sowie zukünftige Geschäftsentscheidungen, die alle schwer oder unmöglich genau vorherzusagen sind und von denen viele außerhalb des Einflussbereichs von Engaged liegen. Obwohl Engaged der Ansicht ist, dass die Annahmen, die den prognostizierten Ergebnissen oder zukunftsgerichteten Aussagen zugrunde liegen, zum Zeitpunkt der Veröffentlichung dieser Informationen angemessen sind, könnten alle Annahmen ungenau sein. Daher kann nicht garantiert werden, dass sich die hierin enthaltenen prognostizierten Ergebnisse oder zukunftsgerichteten Aussagen als richtig erweisen werden. Angesichts der erheblichen Unsicherheiten, die mit den hier enthaltenen prognostizierten Ergebnissen und zukunftsgerichteten Aussagen verbunden sind, sollte die Aufnahme solcher Informationen nicht als Zusicherung zukünftiger Ergebnisse oder als Bestätigung dafür betrachtet werden, dass die Ziele und strategischen Initiativen, die in solchen prognostizierten Ergebnissen und zukunftsgerichteten Aussagen zum Ausdruck gebracht oder impliziert wurden, erreicht werden. Engaged verpflichtet sich nicht und lehnt ausdrücklich jegliche Verpflichtung ab, die Ergebnisse von Änderungen zu veröffentlichen, die an den hier enthaltenen prognostizierten Ergebnissen oder zukunftsgerichteten Aussagen vorgenommen werden könnten, um Ereignissen oder Umständen Rechnung zu tragen, die nach dem Datum dieser prognostizierten Ergebnisse oder Aussagen eintreten, oder um dem Eintreten erwarteter oder unerwarteter Ereignisse Rechnung zu tragen.

BESTIMMTE INFORMATIONEN ÜBER DIE TEILNEHMER

Engaged Capital, LLC („Engaged Capital") beabsichtigt, zusammen mit den anderen hier genannten Teilnehmern eine vorläufige Stimmrechtsvertretung einzureichen und diese beizufügen **BLAU** allgemeine Stimmrechtsvertretung bei der Securities and Exchange Commission („SEC"), die verwendet werden soll, um Stimmen für die Wahl ihrer hochqualifizierten Nominierten für Vorstandsmitglieder auf der Hauptversammlung 2026 der Aktionäre von BlackLine, Inc., einem Unternehmen aus Delaware (das „Unternehmen"), einzuholen.

ENGAGED CAPITAL RÄT ALLEN AKTIONÄREN DES UNTERNEHMENS DRINGEND, DIE STIMMRECHTSVERTRETUNG UND ANDERE MATERIALIEN, EINSCHLIESSLICH EINER PROXYKARTE, ZU LESEN, SOBALD SIE VERFÜGBAR SIND, DA SIE WICHTIGE INFORMATIONEN ENTHALTENWERDEN. SOLCHE MATERIALIEN ZUR STIMMRECHTSVERTRETUNG WERDEN KOSTENLOS AUF DER WEBSITE DER SEC UNTER HTTP://WWW.SEC.GOV VERFÜGBAR SEIN. DARÜBER HINAUS STELLEN DIE TEILNEHMER AN DIESER AUFFORDERUNG ZUR BEVOLLMÄCHTIGUNG AUF ANFRAGE KOSTENLOS KOPIEN DER PROXYERKLÄRUNG ZUR VERFÜGUNG, SOFERN VERFÜGBAR. ANFRAGEN NACH KOPIEN SIND AN DEN BEVOLLMÄCHTIGTEN DER TEILNEHMER ZU RICHTEN.

Die Teilnehmer an der erwarteten Aufforderung zur Stimmrechtsvertretung werden voraussichtlich Engaged Capital Flagship Master Fund, LP („Engaged Capital Flagship Master"), Engaged Capital, Engaged Capital Holdings, LLC („Engaged Holdings"), Glenn W. Welling, Storm Duncan, Christopher Hallenbeck, Christopher L. Young und Christopher B. Hetrick sein.

Zum Zeitpunkt dieser Veröffentlichung besitzt Engaged Capital Flagship Master direkt nutzbringend 1.083.619 Stammaktien des Unternehmens mit einem Nennwert von 0,01 USD pro Aktie (die „Stammaktien"). Es kann davon ausgegangen werden, dass Engaged Capital als persönlich haftender Gesellschafter und Anlageberater von Engaged Capital Flagship Master die 1.083.619 Stammaktien von Engaged Capital Flagship Master gewinnbringend besitzt. Es kann davon ausgegangen werden, dass Engaged Holdings als geschäftsführendes Mitglied von Engaged Capital die 1.083.619 Stammaktien von Engaged Capital Flagship Master gewinnbringend besitzt. Es kann davon ausgegangen werden, dass Herr Welling als Gründer und Chief Investment Officer von Engaged Capital und alleiniges Mitglied von Engaged Holdings die 1.083.619 Stammaktien von Engaged Capital Flagship Master in vorteilhafter Weise besitzt. Zum Zeitpunkt dieser Veröffentlichung besitzen die Herren Duncan, Hallenbeck, Young und Hetrick keine nutzbringenden Stammaktien.

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DATENSCHUTZRICHTLINIE

Datenschutzrichtlinie

Unser Engagement für den Datenschutz

Diese Website, www.SaveBlackLine.com (die „Website"), wird von Engaged Capital, LLC und einigen seiner verbundenen Unternehmen („wir" oder die „Sponsoren") gesponsert. Wir respektieren und schätzen Ihre Privatsphäre. Diese Erklärung beschreibt unsere Datenschutzrichtlinien (die „Datenschutzrichtlinie"), die Ihnen helfen sollen, zu verstehen, wie wir die von uns gesammelten Informationen erheben, verwenden und schützen, und Ihnen dabei helfen sollen, fundierte Entscheidungen bei der Nutzung der Website zu treffen. Der Kern unserer Datenschutzrichtlinie lautet wie folgt:

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info@engagedcapital.com

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Partner von Longacre Square
engagedcapital@longacresquare.com

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Nov 24, 2025 8:00 AM Eastern Standard Time

Engaged Capital Sends 220 Demand Letter to BlackLine, Inc.

Seeks Access to Board and Strategic Committee Records Related to All Inbound Acquisition Interest, Including Reported $66 Per Share Offer from SAP

Raises Concerns About Strategic Committee's Inadequate Stewardship and the Board's Failure to Act in Stockholders' Best Interests

Findings Will Inform Decision to Nominate Director Candidates at the 2026 Annual Meeting

NEWPORT BEACH, Calif.--(BUSINESS WIRE)--Engaged Capital, LLC ("Engaged"), an investment firm specializing in enhancing the value of small- and mid-cap North American companies, today announced that it submitted a demand, pursuant to Section 220 of the Delaware General Corporation Law, to BlackLine, Inc. (NASDAQ: BL) ("BlackLine" or the "Company") to inspect books and records relating to the Company's Board of Directors' (the "Board") handling of multiple acquisition offers, including an actionable $66 per share acquisition offer from SAP SE and the formation and activities of the Board's Strategic Committee.

Engaged's demand follows a pattern of poor stockholder engagement by BlackLine and the Company's sustained underperformance relative to software peers. The firm believes these issues, combined with the lack of disclosure regarding the Strategic Committee's mandate and process, raise serious questions about the Board's oversight of potential strategic opportunities. The full text of the letter can be found below.

***

November 21, 2025

BlackLine, Inc.
21300 Victory Boulevard, 12th Floor
Woodland Hills, CA 91367
Attn: Karole Morgan-Prager
Chief Legal and Administrative Officer and Secretary

Dear Ms. Morgan-Prager:

Engaged Capital Flagship Master Fund, LP, an exempted limited partnership organized under the laws of the Cayman Islands ("Engaged Capital Flagship Master" or the "Stockholder"), is the beneficial owner (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 1,201,027 shares of common stock, par value $0.01 per share (the "Common Stock"), of BlackLine, Inc., a Delaware

corporation ("BlackLine" or the "Company"), including 100 shares of which are held in record name by the Stockholder, as of the date hereof.

Engaged Capital Flagship Master is deeply concerned regarding recent actions of the Company's Board of Directors (the "Board") in the face of credible news reports published by Bloomberg and Reuters in October 2025 concerning an actionable offer from SAP SE ("SAP") to buy the Company for nearly $4.5 billion. According to news reports, SAP submitted a formal, non-public offer to acquire the Company for $66 per share on June 18, 2025 (an 18% premium to the closing stock price on such date), but the Board wasn't interested in a deal and rejected the offer.

On October 30, 2025, we wrote a public letter to the Board calling on it to immediately engage financial advisors and proactively run a strategic alternatives process to maximize value for stockholders. We took this course of action because while we typically prefer private dialogue, our experience has been that meaningful engagement with the Company has proven extremely challenging due to the Company's general lack of responsiveness and insistence on making meetings difficult to schedule. We understand many other stockholders have experienced a similar lack of engagement.

This concern was proven by the Form 8-K filed by the Company on November 10, 2025, which states in full, "In response to investor inquiry, on November 10, 2025 Blackline, Inc. disclosed that it has maintained an independent strategic committee of the board of directors (the "Strategic Committee") for more than a year. Current members of the Strategic Committee are David Henshall, who is serving as Chairperson, Greg Hughes, and Tom Unterman." The Stockholder notes that Messrs. Henshall and Unterman are Class I directors whose terms expire at the Company's 2026 annual meeting of stockholders (the "2026 Annual Meeting").

On November 13, 2025, Citizens disclosed in an analyst report that the Company's Chairman and CEO, Owen Ryan, commented at an investor lunch held in New York City on November 12, 2025 that the Strategic Committee "was first formed about four years ago." This is consistent with our understanding based on discussions with market participants that SAP had made a previous offer to acquire the Company several years prior to the reported June 18, 2025 offer.

The Company's disclosure on November 10th hardly addresses the concerns expressed in our October 30th letter. It lacks the most basic information, including when the Strategic Committee was formed, the purpose of the Strategic Committee, the scope of the Strategic Committee's authority and whether the Strategic Committee has retained advisors. This, together with the Company's sustained and dramatic underperformance compared to

relevant software indices, suggests that the Board has mismanaged whatever strategic process, if any, has taken place. The lack of information provided by the Company makes it impossible to determine whether Board members have adequately carried out their fiduciary duties in connection with the reported offer from SAP and any process overseen by the Strategic Committee.

As the record holder of shares of Common Stock, the Stockholder hereby demands, through its counsel, pursuant to Section 220 of the Delaware General Corporation Law ("Section 220" and the "DGCL") during the usual hours for business to inspect the following books, records and documents of the Company and to make and/or receive copies or extracts therefrom regarding:

1. Minutes of any meeting of the Board or any committee of the Board, including the Strategic Committee, and records of any action of the Board or any such committee during the Relevant Time Period[1] relating to the following topics:

a. The formation and charter of the Strategic Committee referenced in the Company's November 10, 2025 Form 8-K;

b. The Board's evaluation and determination of which directors should be appointed to the Strategic Committee;

c. The membership of the Strategic Committee since its inception;

d. The offer(s) from SAP and any Board evaluation and response thereto, and any subsequent communication with SAP regarding a potential strategic transaction;

e. The process followed by the Strategic Committee in connection with the SAP offer(s), and other offers, indications of interest and any other potential strategic transactions considered by the Board; and

f. The evaluation of all materials provided by advisors to the Board or Strategic Committee regarding their analysis of the offer(s) from SAP and other potential strategic transactions.

2. Board Materials[2] provided to the Board or any committee of the Board, including the Strategic Committee, in connection with actions taken by the Board or any such committee relating to the topics listed at 1(a)-(f) above.

According to Section 220, a "proper purpose" shall mean a purpose reasonably related to such person's interest as a stockholder. A proper purpose includes using books and records to "seek an audience with the board to discuss proposed reforms or, failing in that, they may prepare a stockholder resolution for the next annual meeting, or mount a proxy

fight to elect new directors." Saito v. McKesson HBOC, Inc., 806 A2d 113, 117 (Del. 2002); see also Tactron, Inc. v. KDI Corp., 1985 WL 44694, *1 (Jan 10, 1985) (shareholder demonstrated proper purpose for inspection of books and records in context of proxy fight); High River Limited Partnership v. Forest Labs., Inc., C.A. No. 7663-ML, at 33 (Del. Ch. July 27, 2012) (TRANSCRIPT).

The purpose of this demand is to allow Engaged Capital Flagship Master to evaluate whether it should run a slate of Class I director candidates at the 2026 Annual Meeting and if so, determine the number of candidates to run, particularly since Messrs. Henshall and Unterman are Class I directors. Engaged Capital Flagship Master may also seek to engage with the Board on these matters.

The Stockholder demands that: (1) originals or attested copies of the documents and records demanded above be made available for inspection and copying by the Stockholder, its designated representatives, or its attorneys or agents during usual business hours, beginning no later than five business days after the Company receives this letter, and continuing from day to day thereafter during usual business hours until the inspection is completed, or (2) the Company deliver electronic copies of such records, within five business days after receipt of this letter, to its counsel, Adrienne Ward and Ryan Nebel, of the law firm Olshan Frome Wolosky LLP. Please advise Ms. Ward (telephone (212) 451-2368, email award@olshanlaw.com), as promptly as practicable within the requisite timeframe, when the items requested above will be made available to the Stockholder and our firm for further review.

If any responsive materials have been redacted on the basis of privilege, please identify such materials and the nature of the privilege asserted. In addition, please certify that all books and records responsive to the Stockholder's demand have been produced or identify which responsive books and records have not been produced and the reasons why they were withheld. The Stockholder will enter into an appropriate confidentiality agreement regarding the documents to be inspected.

This demand complies in all respects with applicable law. If, however, the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify the Stockholder, through Ms. Ward, immediately in writing setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, the Stockholder will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL.

Sincerely,

Glenn W. Welling
Founder and Chief Investment Officer
Engaged Capital, LLC

About Engaged Capital

Engaged Capital, LLC ("Engaged Capital") is an investment advisor with a private equity-like investing style in the U.S. public equity markets. Engaged Capital seeks to help build sustainable businesses that create long-term stockholder value by engaging with and bringing an owner's perspective to the managements and boards of undervalued public companies and working with them to unlock the embedded value within their businesses. Engaged Capital focuses on delivering superior, long-term, risk-adjusted returns for its limited partners. Engaged Capital was established in 2012 and is based in Newport Beach, California. Learn more at www.engagedcapital.com.

---

[1]The "Relevant Time Period" means the period commencing on the earlier of (i) July 1, 2021 or (ii) the date of the formation of the Strategic Committee, through the present.

[2]The term "Board Materials" used herein means all minutes, consents, resolutions, or other records of any Board and/or regular or special committee (including Strategic Committee) meeting, and all documents provided, considered, discussed, prepared, or disseminated, including materials on board portals, in draft or final form, at, in connection with, in anticipation of, or as a result, of any meeting of the Board or any regular or specially created committee thereof, including, without limitation, all presentations, Board packages, recordings, agendas, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, or resolutions.

Contacts

Longacre Square Partners LLC
Greg Marose / Ashley Areopagita, 646-386-0091
engagedcapital@longacresquare.com

Oct 30, 2025 8:15 AM Eastern Daylight Time

Engaged Capital Calls on BlackLine, Inc. to Announce Exploration of Strategic Alternatives

Urges the Board to Hire Qualified Advisors and Initiate Good Faith Negotiations with SAP Based on Reports of Renewed Acquisition Interest

Underscores Belief That a Sale Represents the Best Outcome for Stockholders in Light of BlackLine's Inability to Realize Sustainable Value in the Public Market

NEWPORT BEACH, Calif.--(BUSINESS WIRE)--Engaged Capital, LLC ("Engaged"), an investment firm specializing in enhancing the value of small- and mid-cap North American companies, today issued the following letter to the Board of Directors of BlackLine, Inc. (NASDAQ: BL) ("BlackLine" or the "Company"), calling on the Company to capitalize on reportedly renewed acquisition interest from SAP SE and immediately launch a strategic alternatives process. The full text of the letter can be found below and downloaded here.

***

October 30, 2025

BlackLine, Inc.
21300 Victory Boulevard, 12th Floor
Woodland Hills, CA 91367
Attention: Board of Directors

Dear Members of the Board,

Engaged Capital, LLC (together with its affiliates, "Engaged," "we" or "us") is a significant stockholder of BlackLine, Inc. ("BlackLine" or the "Company"), and one of the Company's largest active owners. We have been a stockholder of BlackLine numerous times over the last several years. While we typically prefer private dialogue, our experience has been that meaningful engagement with the Company has proven extremely challenging due to the Company's general lack of responsiveness and insistence on making meetings difficult to schedule. We understand many other stockholders have experienced a similar lack of engagement. Nevertheless, we have continued as stockholders because we believe BlackLine is a very valuable and strategic asset which has persistently traded at a substantial discount to fair value.

In recent days, *Bloomberg News*, *Reuters* and other credible outlets reported that earlier this year SAP SE ("SAP") made an offer to acquire BlackLine, going so far as to submit a formal offer letter. According to one article, "BlackLine wasn't interested in a deal and

rejected the advance." We were not surprised to learn of strategic interest in BlackLine, as we believe there have been prior approaches made in the recent past from multiple potential acquirors. As a large stockholder, we were disappointed (but unfortunately not surprised) to learn that BlackLine's Board of Directors (the "Board") simply rejected SAP's offer. This is especially concerning given the Company has failed to create any stockholder value in recent years and has dramatically underperformed relevant software indices over all relevant time periods.[1]

Total Stockholder Return Over[1]	1-Year	3-Years	5-Years
BlackLine	(8%)	0%	(47%)
IGV Software Index	26%	122%	77%
S&P Software & Services Select Industry Index	22%	86%	61%
BlackLine relative to IGV SW Index	**(35%)**	**(122%)**	**(124%)**
BlackLine relative to S&P SW & Services Index	**(31%)**	**(86%)**	**(108%)**

Given the Company's inability to generate sustainable value in the public markets, we believe the Board must act with a sense of urgency in accordance with its fiduciary duties and capitalize on the reportedly renewed interest from SAP. We call on the Board to immediately engage financial advisors and proactively run a strategic alternatives process to maximize value for stockholders. We are confident that if the Board surveyed other large stockholders, it would receive the same feedback. To the extent BlackLine's fundamental performance may be improving in the near term, we expect the Company to be able to capture such value in a process involving sophisticated buyers, especially a large partner who is partially responsible for driving the impending improvements in BlackLine's business.

We remind the members of the Board that their fiduciary duties are owed to all stockholders – not management or BlackLine's founder. We remain steadfast in our conviction of the strategic value of the Company, and should the Board not pursue this path, we are prepared to hold the Board accountable at the upcoming annual meeting; a path we hope will prove unnecessary.

Sincerely,
Glenn W. Welling
Founder and Chief Investment Officer
Engaged Capital, LLC

About Engaged Capital

Engaged Capital, LLC ("Engaged Capital") is an investment advisor with a private equity-like investing style in the U.S. public equity markets. Engaged Capital seeks to help build sustainable businesses that create long-term stockholder value by engaging with and bringing an owner's perspective to the managements and boards of undervalued public companies and working with them to unlock the embedded value within their businesses. Engaged Capital focuses on delivering superior, long-term, risk-adjusted returns for its limited partners. Engaged Capital was established in 2012 and is based in Newport Beach, California. Learn more at www.engagedcapital.com.

Disclaimer

[1] FactSet as of 10/24/2025, one trading day prior to the most recent acquisition rumors.

Contacts

Longacre Square Partners LLC
Greg Marose / Ashley Areopagita, 646-386-0091
engagedcapital@longacresquare.com